Decent Holding Inc.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

August 22, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Timothy S. Levenberg

Daniel Morris

Re:	Decent Holding Inc.

Draft Registration Statement on Form F-1 submitted July 1, 2025

CIK No. 0001958133

Dear Mr. Levenberg and Mr. Morris:

This letter is in response to the letter dated July 17, 2025 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Decent Holding Inc. (the “Company”, “we”, and “our”). A registration statement on Form F-1 (the “Form F-1”) is being filed publicly to accompany this letter.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1 submitted July 1, 2025

Description of Our Securities, page 66

1.	Please expand the disclosure in this section to provide a complete description of the securities you are offering, including the warrants to purchase the Class A ordinary shares. Similarly, provide corresponding disclosure about risks related to the warrants in the Risk Factors section, and ensure that the Capitalization section adequately explains the impact of the warrants and how they are reflected in the accompanying tabular disclosure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided an updated disclosure under the Section “Description of Our Securities” on page 66 of the Form F-1 to provide a complete description of the securities we are offering, including the warrants to purchase the Class A ordinary shares.

We have also added risk factors specifically addressing the warrants, including that they are speculative in nature and may expire worthless, that there is no public market for the warrants, and that holders of warrants will have no rights as shareholders until the warrants are exercised on page 55 of the Form F-1.

In addition, we have updated the Capitalization section and the related table to adequately explain the impact of the warrants.

Incorporation of Certain Information by Reference, page 73

2.	Please revise to provide accurate entries for the filings and items you incorporate by reference. For example, you indicate that the balance sheets and other items are as of December 31 in each year rather than the date on which your fiscal year ends in each case, and you should specify the precise date that is the end of the fiscal year for the Annual Report on Form 20-F filed on March 7, 2025.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures on page 73 of the Form F-1 to provide accurate entries for the filings and items we incorporate by reference.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Decent Holding Inc.

/s/ Haicheng Xu
Name:	Haicheng Xu
Title:	Chief Executive Officer and Director